                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 SUNAMERICA INC.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  866 930 10 0
                                 (Cusip Number)


                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-5123
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 19, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No. 866 930 10 0


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               AMERICAN INTERNATIONAL GROUP, INC.
               IRS ID No. 13-2592361

2.       Check the Appropriate Box If a Member of a Group          (A) / /

3.       SEC Use Only                                              (B) / /

4.       Source of Funds
               OO, WC

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization
               Incorporated in the State of Delaware



                Number of Shares         7.       Sole Voting Power
               Beneficially Owned
               By Each Reporting         8.       Shared Voting Power
                  Person with                           3,641,130 shares of
                                                        Common Stock
                                                        13,340,591 shares of
                                                        Nontransferable
                                                        Class B Stock*

                                         9.       Sole Dispositive Power

                                         10.      Shared Dispositive Power
                                                        3,641,130 shares of
                                                        Common Stock
                                                        13,340,591 shares of
                                                        Nontransferable
                                                        Class B Stock*


11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                3,641,130 shares of Common Stock and 13,340,591 shares of Nontransferable Class B Stock*

12.       Check Box If the Aggregate Amount in Row (11) Excludes             / /
          Certain Shares


* The 13,340,591 shares of Nontransferable Class B Stock of SunAmerica Inc. (the "Company") covered by this item are convertible into Common Stock of the Company on a one-for-one basis at any time, or from time to time, at the option of the holder, Eli Broad. Such shares of Nontransferable Class B Stock and 3,634,605 shares of Common Stock are subject to the Voting Agreement dated as of August 19, 1998 between Eli Broad and American International Group, Inc. as described in Item 4 of this Statement.

13.       Percent of Class Represented by Amount in Row (11) 2.0% of the
                outstanding Common Stock (or, assuming conversion of the shares of Nontransferable Class B Stock, 8.8% of the outstanding Common Stock) and 82% of the outstanding Nontransferable Class B Stock

14.       Type of Reporting Person
                HC, CO

                                  SCHEDULE 13D

CUSIP No. 866 930 10 0


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               THE INSURANCE COMPANY OF THE STATE OF PENNSYLVANIA
               IRS ID No. 13-5540698

2.       Check the Appropriate Box If a Member of a Group          (A)       / /

3.       SEC Use Only                                              (B)       / /

4.       Source of Funds
               WC

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization
               Incorporated in the State of Pennsylvania

               Number of Shares         7.        Sole Voting Power
              Beneficially Owned
               By Each Reporting        8.        Shared Voting Power
                  Person with                        3,300 shares of Common
                                                     Stock

                                        9.        Sole Dispositive Power

                                        10.       Shared Dispositive Power
                                                  3,300 shares of Common Stock

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
               3,300 shares of Common Stock

12.      Check Box If the Aggregate Amount in Row (11) Excludes              / /
         Certain Shares

13.      Percent of Class Represented by Amount in Row (11)
         .0017% of the outstanding Common Stock

14.      Type of Reporting Person
               IC, CO

                                  SCHEDULE 13D

CUSIP No. 866 930 10 0


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               AIG GLOBAL INVESTMENT CORP.
               IRS ID No. 06-0178320

2.       Check the Appropriate Box If a Member of a Group          (A)       / /

3.       SEC Use Only                                              (B)       / /

4.       Source of Funds
               WC

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization
               Incorporated in the State of New Jersey

               Number of Shares         7.        Sole Voting Power
              Beneficially Owned
               By Each Reporting        8.        Shared Voting Power
                  Person with                        1,950 shares of Common
                                                     Stock

                                        9.        Sole Dispositive Power

                                        10.       Shared Dispositive Power
                                                  1,950 shares of Common Stock

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
               1,950 shares of Common Stock

12.      Check Box If the Aggregate Amount in Row (11) Excludes              / /
         Certain Shares

13.      Percent of Class Represented by Amount in Row (11)
         .0010% of the outstanding Common Stock

14.      Type of Reporting Person
               IA, CO

                                  SCHEDULE 13D

CUSIP No. 866 930 10 0


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               TRANSATLANTIC HOLDINGS, INC.
               IRS ID No. 13-3355897

2.       Check the Appropriate Box If a Member of a Group          (A)       / /

3.       SEC Use Only                                              (B)       / /

4.       Source of Funds
               WC

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant   / /
         to Items 2(d) or (e)

6.       Citizenship or Place of Organization
               Incorporated in the State of Delaware

               Number of Shares         7.        Sole Voting Power
              Beneficially Owned
               By Each Reporting        8.        Shared Voting Power
                  Person with                        1,950 shares of Common
                                                     Stock

                                        9.        Sole Dispositive Power

                                        10.       Shared Dispositive Power
                                                     1,950 shares of Common
                                                     Stock

11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                1,950 shares of Common Stock

12.       Check Box If the Aggregate Amount in Row (11) Excludes             / /
          Certain Shares

13.       Percent of Class Represented by Amount in Row (11)
          .0010% of the outstanding Common Stock

14.       Type of Reporting Person
                HC, CO

                                  SCHEDULE 13D

CUSIP No. 866 930 10 0


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               AIG GLOBAL INVESTMENT CORP. (IRELAND) LTD.
               IRS ID No. - Not Applicable.

2.       Check the Appropriate Box If a Member of a Group         (A)       / /

3.       Sec Use Only                                             (B)       / /

4.       Source of Funds
               WC

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization
               Organized under the laws of the Republic of Ireland

                Number of Shares          7.        Sole Voting Power
               Beneficially Owned
                By Each Reporting         8.        Shared Voting Power
                   Person with                         1,275 shares of Common
                                                       Stock

                                          9.        Sole Dispositive Power

                                          10.       Shared Dispositive Power
                                                       1,275 shares of Common
                                                       Stock

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
               1,275 shares of Common Stock

12.      Check Box If the Aggregate Amount in Row (11) Excludes              / /
         Certain Shares

13.      Percent of Class Represented by Amount in Row (11)
         .0007% of the outstanding Common Stock

14.      Type of Reporting Person
               IA, CO

ITEM 1. SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the shares of common stock, par value $1.00 per share, of SunAmerica Inc., a Maryland corporation (the "Company", and such common stock the "Common Stock"), and the shares of Nontransferable Class B Stock, par value $1.00 per share, of the Company ("Class B Stock"), which Class B Stock is convertible into Common Stock on a one-for-one basis at any time at the option of the holder of such Class B Stock. The principal executive offices of the Company are located at 1 SunAmerica Center, Century City, Los Angeles, California 90067-6022.


ITEM 2. IDENTITY AND BACKGROUND.

            (a)-(c) and (f) This statement is filed by American International Group, Inc., a Delaware corporation ("AIG") on behalf of itself, its wholly owned subsidiary The Insurance Company of the State of Pennsylvania, a Pennsylvania corporation ("Pennsylvania Insurance"), its wholly owned subsidiary, AIG Global Investment Corp., a New Jersey Corporation ("Global Investment"), which acts as an investment adviser to Transatlantic Holdings, Inc., a Delaware corporation ("Transatlantic"), Transatlantic (50.1% of the common stock of Transatlantic is currently held directly or indirectly by AIG) and its wholly owned subsidiary AIG Global Investment Corp. (Ireland) Ltd., a company organized under the laws of the Republic of Ireland ("AIG Global"), which acts as an investment adviser to IPC Holdings, Ltd., a corporation organized under the laws of Bermuda ("IPC") (24.4% of the common stock of IPC is currently held by AIG). The principal executive offices of each of AIG and Pennsylvania Insurance are located at 70 Pine Street, New York, New York 10270, the principal executive offices of Global Investment are located at 175 Water Street, New York, New York 10038, the principal executive offices of Transatlantic are located at 80 Pine Street, New York, New York 10005 and the principal executive offices of AIG Global are located at AIG House, Merrion Road, Dublin 4 Ireland. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG's primary activities include both general and life insurance operations.

            Starr International Company, Inc., a private holding company organized under the laws of Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("Starr Foundation") and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 16.2%, 3.5% and 2.4%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, American International Building, Pembroke HM08 Bermuda. The principal executive offices of each of Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270.

            The names of the directors and executive officers ("Covered Persons") of AIG, Pennsylvania Insurance, Global Investment, Transatlantic, AIG Global, SICO, Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit D attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Milton, Sullivan and Tse, who are British subjects, Mr. Cohen, who is a Canadian subject, Mr. Datwiler, who is a citizen of Switzerland, and Messrs. Hehir, Hennessy and Sommerville, who are Irish citizens.

            (d) and (e) During the last five years, none of AIG, Pennsylvania Insurance, Global Investment, Transatlantic, AIG Global, SICO, Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pennsylvania Insurance purchased 1,400 shares of Common Stock on August 9, 1996. The Company paid a 2-for-1 stock dividend in September 1996 and a 3-for-2 stock dividend in September 1997. Pennsylvania Insurance sold 700 shares of Common Stock on January 8, 1998 and sold 200 shares of Common Stock on March 18, 1998. Such purchases and sales were effected in open market transactions on the New York Stock Exchange and Pennsylvania Insurance used available working capital to purchase such shares of Common Stock.

            Global Investment acts as an investment adviser to Transatlantic. Transatlantic purchased 1,300 shares of Common Stock on August 6, 1997. The Company paid a 3-for-2 stock dividend in September 1997. Such purchases were effected in open market transactions on the New York Stock Exchange and Transatlantic used available working capital to purchase such shares of Common Stock.

            AIG Global acts as an investment adviser to IPC. IPC purchased 175 shares of Common Stock on December 19, 1997 and 600 shares of Common Stock on March 20, 1998. IPC subsequently sold 100 shares of Common Stock on May 12, 1998 and purchased an additional 600 shares of Common Stock on June 5, 1998. Such purchases were effected in open market transactions on the New York Stock Exchange and IPC used available working capital to purchase such shares of Common Stock.

            As described in the response to Item 4 (which response is incorporated herein by reference), the Voting Agreement Shares (as defined in the response to Item 4) have not been purchased by AIG. In connection with, and as a condition to, AIG and the Company entering into the Merger Agreement (as defined in the response to Item 4), a certain shareholder of the Company, Eli Broad, who holds the Voting Agreement Shares (which represent approximately 2.0% of the outstanding shares of Common Stock, or assuming conversion of the 13,340,591 shares of Class B Stock held by Mr. Broad, 8.8% of the outstanding shares of Common Stock, and 82% of the outstanding shares of Class B Stock), has entered into the Voting Agreement (as defined in the response to Item 4) pursuant to which Mr. Broad has agreed to vote the Voting Agreement Shares in favor of the adoption and approval of the Merger Agreement and the Merger (as defined in the response to Item 4) and each other action and transaction contemplated by the Merger Agreement or the Voting Agreement. In addition, Mr. Broad has agreed to deliver to AIG, if requested by AIG, an irrevocable proxy with respect to the Voting Agreement Shares and not to dispose of the Voting Agreement Shares, subject to certain exceptions. In addition, Mr. Broad has agreed that, immediately prior to the Effective Time, he will convert each share of Class B Stock held by him into one share of Common Stock, in accordance with the terms of the Class B Stock as set forth in the Articles of Restated Charter, dated October 3, 1991, as amended, of the Company.



ITEM 4. PURPOSE OF TRANSACTION.

            (a)-(j) On August 19, 1998, the Company and AIG entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that, the Company will merge with and into AIG (the "Merger"). Upon consummation of the Merger, the separate corporate existence of the Company will cease and AIG will be the surviving corporation.

            Pursuant to the terms of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of the Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by AIG, the Company or any of their respective subsidiaries (other than any shares of Common Stock into which the 8,707,500 shares of Class B Stock held by the Company's subsidiary, Stanford Ranch, Inc., convert) and in each case not held on behalf of third parties (collectively, "Excluded Common Shares")) will be converted into 0.855 shares of common stock, par value $2.50 per share, of AIG ("AIG Common Stock"). The Merger Agreement also provides that each Excluded Common Share will be cancelled and retired without payment of any consideration therefor.

            Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, (i) approval of the Merger by the holders of at least two-thirds of the outstanding shares of Common Stock and the outstanding shares of Class B Stock (each voting separately as a class), respectively, entitled to vote on the matter, (ii) approval of the Merger by the holders of at least a majority of the outstanding shares of AIG Common Stock, and (iii) certain regulatory approvals and conditions.

            Pursuant to the Merger Agreement, (i) the certificate of incorporation, as amended, and the bylaws of AIG as in effect immediately prior to the Effective Time will continue to be the certificate of incorporation of AIG as the corporation surviving the Merger, (ii) the directors of AIG at the Effective Time will, from and after the Effective Time, continue to be the directors of AIG as the corporation surviving the Merger until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with applicable law, and at the Effective Time, AIG will cause to be elected to the board of directors of AIG as the corporation surviving the Merger two persons to be designated by the Company and reasonably acceptable to AIG, and (iii) the officers of AIG at the Effective Time will, from and after the Effective Time, continue to be the officers of AIG as the corporation surviving the Merger until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with applicable law.

            The Merger Agreement contains certain customary restrictions on the conduct of the businesses of the Company pending the Merger,


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



including certain customary restrictions relating to the capital stock of the Company. Pursuant to the Merger Agreement, the Company has agreed, among other things, that, after the date of the Merger Agreement and prior to the Effective Time, it will not authorize, declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (i) other than dividends from its direct or indirect wholly owned subsidiaries and (ii) other than regular quarterly cash dividends paid by the Company not in excess of $0.15 per share of Common Stock and regular dividends and distributions on the Preferred Shares and the Security Units (as such terms are defined in the Merger Agreement) pursuant to the terms thereof.

            Pursuant to the Merger Agreement, AIG will use its best efforts to cause the shares of AIG Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange, Inc. ("NYSE"), subject to official notice of issuance, prior to the Closing Date (as defined in the Merger Agreement), and as soon as practicable following the Effective Time, AIG as the surviving corporation will use its best efforts to cause the shares of Common Stock, the Depositary Shares and the Security Units (as such terms are defined in the Merger Agreement) to be de-listed from the NYSE and the Pacific Exchange, Inc. and de-registered under the Securities Exchange Act of 1934, as amended.

            The Merger Agreement is attached as Exhibit B hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

            Concurrent with the execution of the Merger Agreement, Eli Broad and AIG entered into a Voting Agreement, dated as of August 19, 1998 (the "Voting Agreement"), a copy of which is attached hereto as Exhibit C and is incorporated herein by reference. Pursuant to the Voting Agreement, Mr. Broad has agreed to vote 3,634,605 shares of Common Stock and 13,340,591 shares of Class B Stock held by him (the "Voting Agreement Shares") (representing approximately 2.0% of the outstanding Common Stock (or, assuming conversion of the 13,340,591 shares of Class B Stock held by Mr. Broad, 8.8% of the outstanding shares of Common Stock) and 82% of the outstanding Class B Stock) in favor of adoption and approval of the Merger Agreement and the Merger (and each other action and transaction contemplated by the Merger Agreement or the Voting Agreement). In addition, Mr. Broad has agreed to deliver to AIG, if requested by AIG, an irrevocable proxy with respect to the Voting Agreement Shares and not to dispose of the Voting Agreement Shares, subject to certain exceptions. In addition, Mr. Broad has


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



agreed that, immediately prior to the Effective Time, he will convert each share of Class B Stock held by him into one share of Common Stock, in accordance with the terms of the Class B Stock as set forth in the Articles of Restated Charter, dated October 3, 1991, as amended, of the Company. The Voting Agreement also provides that, in the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of stock of the Company on, of or affecting the Voting Agreement Shares, (ii) Mr. Broad purchases or otherwise acquires beneficial ownership of any shares of Common Stock or Class B Stock after the execution of the Voting Agreement (including by conversion), or (iii) Mr. Broad voluntarily acquires the right to vote or share in the voting of any shares of Common Stock or Class B Stock other than the Voting Agreement Shares (collectively, "New Shares"), Mr. Broad will, if requested by AIG, grant to AIG an irrevocable proxy with respect to such New Shares. Mr. Broad also agreed that any New Shares acquired or purchased by him will be subject to the terms of the Voting Agreement and will constitute Voting Agreement Shares to the same extent as if they were owned by him on the date of the execution of the Voting Agreement.

            The purpose of the transactions under the Voting Agreement is to enable AIG to consummate the transactions contemplated by the Merger Agreement. The Voting Agreement also may make it more difficult for the Company to consummate a business combination with a party other than AIG.

            The Voting Agreement is attached as Exhibit C hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

            Except as contemplated by the Merger Agreement and the Voting Agreement or as otherwise set forth in this Item 4, neither AIG nor, to the best of AIG's knowledge, any of Pennsylvania Insurance, Global Investment, Transatlantic, AIG Global, SICO, Starr Foundation or Starr, nor any of the Covered Persons has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of the Schedule 13D and is based upon information


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



contained in the Report on Form 10-Q of the Company for the quarterly period ending June 30, 1998 (179,469,132 shares of Common Stock outstanding and 16,272,702 shares of Class B Stock outstanding, in each case as of June 30,
1998).

            The Voting Agreement Shares represent (i) approximately 2.0% of the outstanding Common Stock (based upon 179,469,132 shares of Common Stock outstanding as of June 30, 1998) or, assuming conversion of the 13,340,591 shares of Class B Stock held by Mr. Broad into shares of Common Stock on a one-for-one basis, 8.8% of the outstanding Common Stock (based upon 192,809,723 shares of Common Stock outstanding as of June 30, 1998 assuming the conversion of the 13,340,591 shares of Class B Stock held by Mr. Broad), and
(ii) approximately 82% of the outstanding Class B Stock (based upon 16,272,702 shares of Class B Stock outstanding as of June 30, 1998). Such calculations do not take into account any New Shares which may be acquired by Mr. Broad, including, but not limited to, any New Shares acquired as a result of Mr. Broad's exercise of stock options granted under the Company's employee stock plans, which New Shares would also be subject to the Voting Agreement as described in Item 4. The Voting Agreement Shares are subject to the Voting Agreement and therefore may be deemed to be beneficially owned both by Mr. Broad and by AIG. Inasmuch as the Voting Agreement is limited to the vote of the Voting Agreement Shares with respect to the Merger Agreement and the Merger and certain related matters, Mr. Broad and AIG have shared power to vote or to direct the vote with respect to the Voting Agreement Shares. The Voting Agreement provides, subject to certain exceptions, that Mr. Broad may not dispose of the Voting Agreement Shares without AIG's consent. Mr. Broad and AIG therefore have shared power to dispose or direct the disposition of the Voting Agreement Shares.

            (c) Other than the Merger Agreement and the Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there have been no transactions in shares of Common Stock or shares of Class B Stock by AIG, or, to the best knowledge of AIG, by any of Pennsylvania Insurance, Global Investment, Transatlantic, AIG Global, SICO, Starr Foundation or Starr, nor any of the Covered Persons, during the past 60 days.

            (d) To the best knowledge of AIG, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Voting Agreement Shares are held by Mr. Broad.

            (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

            Other than the Merger Agreement and Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, and other than the investment advisory relationship between Global Investment and Transatlantic and the investment advisory relationship between AIG Global and IPC, neither AIG nor, to the best of AIG's knowledge, any of Pennsylvania Insurance, Global Investment, Transatlantic, AIG Global, SICO, Starr Foundation or Starr nor any of the Covered Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



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



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                (a) Agreement of Joint Filing by and between American International Group, Inc., The
                         Insurance Company of the State of Pennsylvania,
                         AIG Global Investment Corp., Transatlantic Holdings, Inc. and AIG Global Investment Corp. (Ireland) Ltd. dated as of August 25, 1998.

                (b) Agreement and Plan of Merger between SunAmerica Inc. and American International Group, Inc. dated as of August 19, 1998 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of American International Group, Inc., filed August 24,
                         1998).

                (c) Voting Agreement between Eli Broad and American International Group, Inc. dated as of August 19, 1998.

                (d) List of Directors and Executive Officers of American International Group, Inc., The Insurance Company of the State of Pennsylvania, AIG Global Investment Corp., Transatlantic Holdings, Inc., AIG Global Investment Corp. (Ireland) Ltd., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.





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



                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:          August 26, 1998


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            BY: /s/ Kathleen E. Shannon
                                               _______________________________
                                                  Kathleen E. Shannon
                                                  Vice President and Secretary


                                            THE INSURANCE COMPANY OF THE STATE
                                              OF PENNSYLVANIA


                                            BY: /s/ Edward E. Matthews
                                               _______________________________
                                                  Edward E. Matthews
                                                  Senior Vice President


                                            TRANSATLANTIC HOLDINGS, INC.



                                            BY: /s/ Robert F. Orlich
                                               _______________________________
                                                  Robert F. Orlich
                                                  Chief Executive Officer
                                                    and President


                                            AIG GLOBAL INVESTMENT CORP.


                                            BY: /s/ Colleen D. Baldwin
                                               _______________________________
                                                  Colleen D. Baldwin
                                                  Chief Operating Officer

                                            AIG GLOBAL INVESTMENT CORP.
                                              (IRELAND) LTD.


                                            BY: /s/ I. Datwiler
                                               _______________________________
                                                  I. Datwiler
                                                  Managing Director

                                  EXHIBIT INDEX




Exhibit                     Description

A Agreement of Joint Filing by and between American International Group, Inc., The
                            Insurance Company of the State of Pennsylvania,
                            AIG Global Investment Corp., Transatlantic Holdings, Inc. and AIG Global Investment Corp. (Ireland) Ltd. dated as of August 25, 1998.

B                           Agreement and Plan of Merger between SunAmerica Inc.
                            and American International Group, Inc. dated as of August 19, 1998 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of American International Group, Inc., filed August 24,
                            1998).

C Voting Agreement between Eli Broad and American International Group, Inc. dated as of August 19, 1998.

D                           List of Directors and Executive Officers of
                            American International Group, Inc., The
                            Insurance Company of the State of Pennsylvania,
                            AIG Global Investment Corp., Transatlantic Holdings, Inc., AIG Global Investment Corp. (Ireland) Ltd., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.







                                      -18-